UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1, as amended (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Material Modification to Rights of Security Holders.

The Board of Directors of Evaxion Biotech A/S (the “Company”) has approved a change in the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”), from the current one (1) ADS representing one (1) ordinary share to a new ADS Ratio of one (1) ADS representing ten (10) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective on or about January 22, 2024, U.S. Eastern Time (the “Effective Date”).

For the Company's ADS holders, the change in the ADS Ratio will have the same effect as a one-for-ten reverse ADS split and is intended to further support the liquidity in the Company’s ADSs and to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. On the Effective Date, registered holders of the Company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to The Bank of New York Mellon, the depositary bank (the “Depositary”), for cancellation and will receive one (1) new ADS in exchange for every ten (10) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System (DRS) and The Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every ten (10) then-held (existing) ADSs for one (1) new ADS will occur automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. The Company’s ADSs will continue to be traded on The Nasdaq Capital Market under the ticker symbol “EVAX.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be proportionally equal to or greater than the previous’ ADS trading price prior to the change or that the Ratio Change will have any effect on the liquidity in the Company.

On January 8, 2024, the Company issued a press release announcing the ADS Ratio Change. A copy of this press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit No.	Description
99.1	Press Release dated January 8, 2024 for ADS Ratio Change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: January 8, 2024	By:	/s/ Christian Kanstrup
Name: Christian Kanstrup
Title: Chief Executive Officer